UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

AspenBio, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

045346103
(CUSIP Number)

May 6, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)

      Rule 13d-1(c)

       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045346103

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

The Peierls Foundation, Inc. Taxpayer I.D. No. 13-6082503

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

(a)	New York, USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: 1,999,220(2) (7) Sole Dispositive Power: (8) Shared Dispositive Power: 1,999,220(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,999,220 (2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9): 12.34%

(12)	Type of Reporting Person (See Instructions): CO

(1)   Joint filing pursuant to Rule 13D-1(k)(1). This Schedule 13G is filed by The Peierls Foundation, Inc. (the “Foundation”). This Schedule 13G is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation, Mr. Brian E. Peierls, who is Vice President and a Director of the Foundation, and Malcolm A. Moore, who is Secretary and a Director of the Foundation. Messrs. Peierls and Moore may be deemed to share indirect ownership of the securities which the Foundation owns.
(2)    Consists of 1,029,362 shares of common stock and 969,858 shares which may be acquired upon exercise of warrants.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

E. Jeffrey Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

(a)	USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: 450,017(3) (6) Shared Voting Power: 1,999,220(2) (7) Sole Dispositive Power: 450,017(3) (8) Shared Dispositive Power: 1,999,220(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,449,237

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9): 15.02%

(12)	Type of Reporting Person (See Instructions): IN

(3) Consists of 335,017 shares of common stock and 115,000 shares which may be acquired upon exercise of warrants.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

Brian E. Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

(a)	USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: 268,477(4) (6) Shared Voting Power: 1,999,220(2) (7) Sole Dispositive Power: 268,477(4) (8) Shared Dispositive Power: 1,999,220(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,267,697

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9): 13.95%

(12)	Type of Reporting Person (See Instructions): IN

(4) Consists of (i) 255,736 shares owned by Mr. Peierls; (ii) 4,468 shares owned by his minor son, Derek; (iii) 8,273 shares owned by his minor son, Stefan; and (iv) 58,000 shares which may be acquired upon the exercise of warrants. Mr. Peierls holds the shares owned by his minor sons as nominee.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

Malcolm A. Moore

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

(a)	USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: 0 (6) Shared Voting Power: 1,999,220(2) (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 1,999,220(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,999,220

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9): 12.34%

(12)	Type of Reporting Person (See Instructions): IN

Item 1. Name and Address of Issuer.

    (a)(b)        Name and address of principal executive offices of Issuer:

AspenBio, Inc. 1585 South Perry Street Castle Rock, CO 80104

Item 2.

The Peierls Foundation, Inc.

(a)	Name of person filing:

The Peierls Foundation, Inc.

(b)	Residence or Business Address:

C/O U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036

(c)	Citizenship:

New York, USA entity

(d)	Title and Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

045346103

E. Jeffrey Peierls

(a)	Name of person filing:

E. Jeffrey Peierls

(b)	Residence or Business Address:

c/o AspenBio, Inc. 1585 South Perry Street Castle Rock, CO 80104

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

045346103

Brian E. Peierls

(a)	Name of person filing:

Brian E. Peierls

(b)	Residence or Business Address:

c/o AspenBio, Inc. 1585 South Perry Street Castle Rock, CO 80104

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

045346103

Malcolm A. Moore

(a)	Name of person filing:

Malcolm A. Moore

(b)	Residence or Business Address:

c/o AspenBio, Inc. 1585 South Perry Street Castle Rock, CO 80104

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

045346103

Item 3.

N/A

Item 4.   Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages

(b)	Percent of class: See Item 11 of Cover Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5-9.    Ownership of Five Percent or Less of a Class

N/A

Item 10.   Certification

        The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2005	The Peierls Foundation, Inc.

                 By: /s/ E. Jeffrey Peierls
                      E. Jeffrey Peierls, President

                 By: /s/ E. Jeffrey Peierls
                      E. Jeffrey Peierls, Individually

                 By: /s/ Brian E. Peierls
                      Brian E. Peierls, Individually

                 By: /s/ Malcolm A. Moore
                      Malcolm A. Moore, Individually